UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                    Form 20-F      X                    Form 40-F  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  May 19, 2011

By:  /s/ Bernard J. Pitz

       Chief Financial Officer

TSX SYMBOL:  ITP

INTERTAPE POLYMER GROUP ANNOUNCES SETTLEMENT OF PENDING LITIGATION

Bradenton, Florida – May 19, 2011 – Intertape Polymer Group Inc. (TSX: ITP) (“Intertape”) announced today that it has reached an amicable settlement with Inspired Technologies, Inc. (“ITI”) of all outstanding litigation between the two companies.  Pursuant to the terms of the settlement, Intertape will pay ITI approximately $950,000 as a full and complete settlement.

“While Intertape does not believe its actions were a breach of the agreements between both parties, after carefully considering the costs of continued litigation and the inherent uncertainty in this type of action, management concluded that a settlement was in the best interest of the Company, its shareholders and employees,” stated Gregory A. Yull, President and CEO of Intertape.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, Intertape employs approximately 2,000 employees with operations in 17 locations, including 12 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from Intertape’s expected results.  The risk factors are contained in Intertape’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission.  While Intertape may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison

Pierre Boucher

514-731-0000